200 East Randolph Drive
Chicago, Illinois  60601

To Call Writer Directly:	(312) 861-2000	Facsimile:
	www.kirkland.com	(312) 861-2200

March 26, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram
Barbara Jacobs
Christine Davis
Mark Kronforst
Mark P. Shuman

Re:	Solera Holdings, LLC (to be renamed Solera Holdings, Inc.)
Amendment No. 1 to Registration Statement on Form S-1
(SEC File No. 333-140626), originally filed February 12, 2007

Ladies and Gentlemen:

On behalf of Solera Holdings, LLC, a Delaware limited liability company (the “Company” or “we”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 to the Registration Statement of the Company (the “Registration Statement”). A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T, and the Company will retain the signature pages thereto for a period of five years.

This amendment reflects certain revisions to the original Registration Statement, as originally filed with the Commission on February 12, 2007, in response to the comment letter to Jack Pearlstein, dated March 12, 2007, from the staff of the Commission (the “Staff”). This

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

amendment also reflects certain other revisions to include the Company’s audited financial statements for the six months ended December 31, 2007.

We have referenced in the Company’s responses the appropriate page number of the Prospectus contained in the Registration Statement (the “Prospectus”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

General

1.                                       Please revise your filing to include updated financial statements and related consents. See Rules 3-12 of Regulation S-X.

The Company has updated the financial statements and related consents in response to the Staff’s comment.

2.                                       We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

We acknowledge that the Staff may have additional comments on the Registration Statement after a pre-effective amendment containing pricing-related information has been filed. Meanwhile, please be advised that, based in part on the Company’s discussion with the underwriters, its preliminary estimate of the price range for the Company’s common stock is $5.00 to $7.00. This preliminary price range assumes that each of the Company’s common units is converted into one share of common stock, and therefore does not reflect the actual rate at which the Company’s common units will convert into common stock. Where appropriate, we have included references to this preliminary estimate elsewhere in this letter. See, for example, our response to comment 34.

3.                                       Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

In response to the Staff’s comment, we are supplementally providing with this letter a copy of the artwork that the Company intends to use in the Prospectus. See Annex A attached hereto. We acknowledge that the Staff may have additional comments on these materials.

4.                                       It is not clear when you intend to form the corporation and whether it will be in existence prior to the effective date. As such, please clarify your use of the phrase “prior to the completion of this offering,” which is used throughout the prospectus to describe the timeframe for establishing the corporate entity.

In response to the Staff’s comment, we have revised the Prospectus throughout to make clear that the Company will convert into a corporation following the effectiveness of the Registration Statement but prior to the closing of this offering. See, for example, pages 3 and 24 of the Prospectus. In connection with the conversion, all of the Company’s outstanding units will be converted automatically into common stock without any action by the holders pursuant to the equityholders’ obligations under the Company’s Securityholders Agreement, filed as Exhibit 4.3 to the Registration Statement.

5.                                       We note that the registrant’s common shares will be issued immediately prior to the completion of the offering and that some of the initial shareholders will be providing the shares for the fulfillment of the over-allotment option. Please advise us as to whether or not the equity holders of the LLC have made an enforceable, final and binding commitment to purchase the shares of common stock they will receive in the reorganization to corporate form. On page 23, we note the reference to “automatic conversion” which suggests that the terms on which the equity interests will be exchanged are fixed in accordance with a formula that varies only as the initial public offering price varies. Please cite us to the provisions of the applicable contractual agreement that binds the parties.

All of the equityholders of the LLC purchased their securities either in connection with the Company’s acquisition in April 2006 (the “Acquisition”) or in subsequent purchases on January 26, 2007 and February 2, 2007 pursuant to rights to purchase these securities granted on July 25, 2006 and November 8, 2006, in each case as disclosed in Item 15 of the Registration Statement. In each case, the equityholders have held the purchased securities continuously since their respective dates of purchase. All of the existing unitholders have entered into a Securityholders Agreement, which is filed as Exhibit 4.3 to the Registration Statement, pursuant to which they surrendered the right to object to any “reorganization of the Company pursuant to the terms of Section 15.7 of the Company’s LLC Agreement.”

Section 15.7 of the Company’s LLC Agreement, which we have filed as Exhibit 4.4 to this Amendment No. 1, provides as follows:

“The Board may, in order to facilitate a public offering of securities of the LLC, or for other reasons that the Board deems in the best interests of the LLC, cause the LLC to incorporate its business, or any portion thereof, including by (i)  the transfer of all of the assets of the LLC, subject to the LLC’s liabilities, or the transfer of any portion of such assets and liabilities, to one or more corporations in exchange for shares of such corporation(s) and the subsequent distribution of such shares, at such time as the Board may determine, to the Unitholders on a pro rata basis, (ii) conversion of the LLC into a corporation pursuant to 6 Del. C. §18-216 (or any successor section thereto) or (iii) Transfer by each Unitholder of Units held by such Unitholder to one or more corporations in exchange for shares of such corporation(s) (including by merger of the LLC into a corporation) and, in connection therewith, each Unitholder agrees to the Transfer of its Units in accordance with the terms of exchange as provided by the Board and further agrees that as of the effective date of such exchange any Unit outstanding thereafter which shall not have been tendered for exchange shall represent only the right to receive a certificate representing the number of shares of such corporation(s) as provided in the terms of such exchange. In connection with any such reorganization or exchange as provided above, each Unitholder of a particular class shall receive the same form of securities and the same amount of securities per Unit of such class and if any holders of a class of Units are given an option as to the form and amount of securities to be received, each holder of such class of Units shall be given the same option.”

Pursuant to the above contractual arrangements, we believe that each of the LLC’s equityholders made an enforceable, final and binding commitment at the time of their respective acquisition of units of the LLC to participate in the conversion as described in the Prospectus. The Board does not need and will not seek any further consent of the holders to complete the conversion, and even if it did the holders would be contractually obligated to provide it. As a result, the exchanges that will take place in connection with the LLC conversion do not constitute a “purchase” or “sale” of securities nor do they constitute a new investment decision by any of the LLC’s equityholders. We believe our conclusion is consistent with the Staff’s position permitting holders of common stock received in exchange for LLC interest to tack their holding period for Rule 144 purposes under certain conditions. See, for example, Cravath, Swaine & Moore, 2000 WL 190027.

In response to the Staff’s comment, we have revised the disclosure throughout the Prospectus to make clear that the Company’s unitholders are subject to a final and binding obligation to participate in the conversion in connection with the Company’s conversion to a corporation in order to facilitate the offering. We have also added disclosure to the Prospectus that the conversion will take place following the effectiveness of the Registration Statement but prior to the closing of the offering. See, for example, pages 3 and 24 of the Prospectus.

Prospectus Summary

6.                                       You state here and elsewhere in the prospectus that you are “the leading global provider of software and services to the automobile insurance claims processing industry.” Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

In response to the Staff’s comment, the Company has revised page 2 of the Prospectus to state that its position as “the leading global provider of software and services to the automobile insurance claims processing industry” is based on the Company’s strengths discussed on pages 2 and 65-66 of the Prospectus. In addition, the Company relies on the quantitative information set forth in Annex B to this letter to support its claims regarding the Company’s leading industry position.

7.                                       In light of the significant share of your revenues afforded by international sales, please make such disclosure in your summary. Provide contextual information that will explain the industry conditions or contractual relationships that result in a large proportion of your revenues from sales outside the United States.

We have revised the Summary section of the Prospectus in response to the Staff’s comment. See pages 1-2 of the Prospectus.

Our History, page 3

8.                                       Please expand the text on page 3 to include a materially complete description of the economic terms of the transaction in which your predecessor was acquired by Solera Holdings, LLC and GTCR. The summary should provide a concise overview of the fundamentals of the leveraged buyout, including how the transaction was financed, an identification of the purchasers in the transaction, their relative interests and the contributions of the investors. Please also provide an overview of the subsequent refinancing and the impact that the refinancing had on the equity and debt funding parties. Ensure that the discussion in the body of the filing provides a materially complete discussion of the purchase transaction and the refinancing, including the roles of the funding parties and that management group at each stage of the transaction, and their relative interests.

We have revised the disclosure at page 3 of the Prospectus in response to the Staff’s comment.

9.                                       Please also clearly disclose the dollar amounts that each equity funding party and the management group has provided in exchange for the equity interests in the company they will hold at the time of the offering, and compare the aggregate and per share amounts that they will have paid for those equity interests with the implied value of those shares, using the estimated offering price.

We have revised the disclosure at page 3 of the Prospectus in response to the Staff’s comment.

Summary Historical and Unaudited Pro Forma Financial Data, page 5

10.                                 We note your disclosure that you exclude certain charges from EBITDA because they “do not facilitate an understanding of our operating performance.” Please revise your disclosure to explain your basis for this statement. In this regard, it is unclear to us how that disclosure reconciles with page 7 where you indicate that you rely “primarily” on your GAAP results and that you use this measure only “supplementally” to evaluate your results. In addition, revise your disclosure to provide more robust explanations regarding why each item is excluded. For example, it is unclear why you are excluding stock-based compensation considering that this is a form of compensation that you seem to use to motivate employees in a manner not unlike cash compensation.

In response to the Staff’s comment, we have removed from the Prospectus the statement that certain charges do not facilitate an understanding of the Company’s operating performance. We further advise the Staff that we have eliminated the adjustments to EBITDA. See page 8 of the Prospectus.

11.                                 You indicate that presenting EBITDA, as adjusted will help investors assess your compliance with debt covenants. Revise your disclosure to state whether this measure is specifically referred to within your debt arrangements and explain how investors would use this measure to assess your compliance in the context of your registration statement.

In response to the Staff’s comments, we have removed the reference to EBITDA, as adjusted, as well as any reference to the assessment of the Company’s debt covenants. See page 8 of the Prospectus.

12.                                 We note that certain items have been excluded from your GAAP results because you believe that they “may not occur in future periods.” This appears to suggest that you consider these items to be non-recurring, infrequent, or unusual. Identify each of these items and explain to us how you have complied with Item 10(e)(1)(ii)(B). In addition, revise your disclosures to clarify these disclosures.

Please see our response to comment 10. We have removed from the Prospectus the statement that certain charges “may not occur in future periods,” and the Company has removed all references to EBITDA, as adjusted from the Prospectus. See page 8 of the Prospectus.

13.                                 We note your disclosure indicating that management uses EBITDA, as adjusted to compare your performance to other companies with different capital structures. Please explain to us how this is consistent with the disclosure appearing elsewhere which cautions investors that the methods you use to calculate EBITDA, as adjusted may differ from the methods used by other companies. In addition, revise your disclosures to discuss factors that would result in comparability issues. For example, two companies that exclude stock-based compensation may not be comparable if the mix of stock awards and cash compensation differ for each company. In other words, the remaining cash component of compensation could be materially different despite the exclusion of these expenses.

We have removed all references to EBITDA, as adjusted from the Prospectus. In response to the Staff’s comment, we have further removed the statement that the Company uses either EBITDA or EBITDA, as adjusted to compare its performance with those of other companies.

Risk Factors, page 8

“Our software and services rely on information” … page 11

14.                                 The risk factor and your disclosure elsewhere, however, suggest that you directly source some necessary components for your products. Accordingly, please disclose any relationship with a supplier who supplies components that are material to your business. Please file any agreement with such suppliers pursuant to Item 601(b)(10)(ii)(B) of regulation S-K.

The Company respectfully advises the Staff that the Company receives its information from multiple sources, and in each case the information can be purchased from alternative sources or compiled independently from publicly available information. The Company has no contractual or other relationship with any single supplier of information or any other component that is material to its business. In response to the Staff’s comment, we have revised the applicable risk factor on pages 12-13 of the Prospectus to indicate that the risk to the Company’s business is not the loss of any individual supplier, but a general reduction in the availability of a particular type of information across the industry.

Industry and Market Data, page 23

15.                                 Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on “industry sources” as referenced on pages 57 and 59, please disclose the name of the industry source or report, the date of the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.

In response to the Staff’s comment, we are supplementally providing an annotated copy of Amendment No. 1 to the Registration Statement that provides cross-references to the sources supporting industry and market data contained in the Prospectus, as well as a binder containing such sources. We have also updated the Registration Statement to include the names and dates of certain cited reports, along with a statement that all of the materials cited in the Prospectus are publicly available on a subscription fee basis or for individual purchase for a nominal fee. See page 24 of the Prospectus. In two instances, we have described our industry source as a “nationally recognized industry research firm” or a “leading provider of statistical claims data,” respectively, as each of these sources for information disclosed in the Prospectus has advised the Company that its name may not be used in any publicly filed document, including any filing with the Commission. We can, however, confirm that the information in the Prospectus from these sources is publicly available.

Unaudited Pro Forma Combined Financial Statements, page 28

Notes to Unaudited Pro Forma Combined Financial Statements, page 33

Adjustment Related to the Acquisition, page 33

16.                                 Please explain to us and disclose your basis for adjustment (h). As part of your response, explain why you believe these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

The Company advises the Staff that adjustment (h) is comprised of the contractual 8% dividend on Series B preferred units ($13.1 million) and a one-time accretion to record the Series B preferred units at their redemption value ($85.1 million). In the Company’s historical financial statements for the year ended June 30, 2006, $3,605,000 was recorded with respect to the contractual 8% dividend on Series B preferred units representing dividends on 1,025 Series B preferred units that were outstanding on July 1, 2005 and dividends on 203,214 Series B preferred units that were issued on April 13, 2006 to finance the Acquisition. The adjustment for additional dividends of $13.1 million described in adjustment (h) represents the additional dividends that would have been accrued if the Acquisition occurred on July 1, 2005 and 203,214 Series B preferred units were issued on July 1, 2005, rather than on April 13, 2006 to finance the Acquisition. Rule 11-02(b)(6) of Regulation S-X states the following:

“Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable...”.

The issuance of Series B preferred units on April 13, 2006 was directly attributable to the Acquisition, the contractual 8% dividend will continue to be accrued in the future until the Series B preferred units are redeemed or converted and the amount of the dividend is factually supportable. As such, we respectfully submit to the staff that we consider this pro forma adjustment as required under Rule 11-02(b)(6) of Regulation S-X.

The second part of the adjustment represents the $85.1 million one-time accretion to record the Series B preferred units issued on April 13, 2006 at their redemption value. We respectfully submit that this is a one-time, non-recurring charge and has been excluded from the Company’s Pro Forma Combined Statement of Operations as required under Rule 11-02(b)(6) of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-cash and Restructuring Charges, page 41

17.                                 Please consider disclosing the likely effects of management’s restructuring plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. The expected effects on future earnings and cash flows resulting from the restructuring plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should clearly identify the income statement line items to be impacted.

We respectfully advise the Staff that the Company’s statement that it “expect[s] to incur significant restructuring charges over the next 12 months” refers not to restructuring charges that have already been recorded, which management does not consider to be material, but rather to potential restructuring charges that would result from restructuring plans currently being considered by the Company’s management. In response to the Staff’s comment, we have revised the disclosure on page 11 of the Prospectus to clarify that the significant restructuring charges, if any, are expected to result from the implementation of restructuring plans currently being considered by the Company’s management.

Results of Operations, page 41

18.                                 We note that you have long-standing relationships with your many of your largest customers that date back an average of 16 to 17 years. We further note that your software is typically integrated into your customers’ systems making it costly and time-consuming for customers to switch to another provider. As a result, a significant portion of your revenue appears to be recurring. Given these characteristics, it appears that volume and pricing of routine transactions with these long-term customers and further penetration through additional services may be key indicators that are necessary to understand and evaluate your company. Please tell us if and how management uses such information and identify any additional key indicators that are used to manage your business. In addition, tell us how you considered providing additional quantitative and qualitative information related to these key indicators. Refer to SEC Release 33-8350, Section III.B.1.

Although management tracks certain volume and pricing metrics, they are not among the principal measures that management uses to evaluate the Company’s business. Furthermore, the Company respectfully submits that most of the available volume and pricing metrics are not defined in a uniform manner across geographies and would therefore be difficult to aggregate and compile into a simple statistic that would be meaningful in understanding and evaluating the underlying trends in the Company’s business.

For example, the Company’s definitions of what constitutes a “claim” or “estimate” differ among various geographies. In some geographies, a claim consists of a single estimate, and in others, it may consist of multiple estimates or multiple estimates combined with one or more services elements, such as workflow. Due to these differences, metrics such as “number of claims” or “estimates processed” or “revenue per claim or estimate” cannot be aggregated or measured in a uniform manner, and therefore cannot be presented in a way that would be meaningful to potential investors in evaluating the business. Similarly, customer retention rates are not calculated on a uniform basis, making the calculation of a single rate difficult. The Company also cannot disclose meaningful information relating to revenue by product or service across its geographies, as the Company offers a wide range of different software and services, which may be combined in some markets and sold individually in others. Furthermore, the Company does not use uniform naming conventions for its offerings, further complicating any attempt to aggregate software and services, whether sold individually or in bundles.

The Company has disclosed in the prospectus information regarding those metrics that the Company believes can be measured consistently across geographies, and where such metrics are used by management to evaluate trends in the Company’s business. For example, revenue by customer type, revenue growth by segment / geography and recurring vs. non-recurring revenue are included in the Prospectus where appropriate because management is able to track these metrics in a consistent manner and rely on them to identify trends in the Company’s business.

19.                                 On page 8, you indicate that you have lowered prices and it appears that these price changes have affected revenues from one period to the next. Please expand the discussion of your results of operations to discuss the price changes that took place, the amounts of the price changes in quantitative terms, and the impact of the price changes on the fluctuations in revenues.

The Company confirms that it has lowered prices from time to time for certain customers in certain markets. However, given the breadth of its business, products, customers and markets, these price changes do not necessarily affect revenues from one period to the next. For example, the Company may raise prices for other products or customers, may sell more products or may acquire new customers, which may completely offset any price changes to individual customers, for individual products or in individual markets. The largest price reduction to an individual customer, which occurred in connection with a contract renewal, is expected to reduce revenues by $3.8 million from fiscal 2006 to fiscal 2007, or approximately 0.8% of total revenues. Even though this change individually is not material, the Company has added additional disclosure in the MD&A regarding this issue. There are no other examples of price reductions that the Company can identify that it believes would be material to investors.

Critical Accounting Policies and Estimates, page 50

20.                                 We note that you used “management’s best estimate” to determine the fair values of the unit-related equity instruments issued to employees as compensation. We further note that a third-party valuation specialist assisted in this process, but it is unclear whether you are using the values as determined by that valuation specialist. Clarify for us whether you are using those values and whether you believe that your valuation is consistent with Level A as described in paragraph 16 of the AICPA Audit and Accounting Practice Aid for Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”). If your valuation is not consistent with Level A, Please provide the disclosures described in paragraph 182 of the Practice Aid. In addition, tell us why you have not provided the specialist’s consent as an exhibit to your registration statement in accordance with Rule 436(b) of Regulation C.

We have revised the disclosure on page 54 of the Prospectus to indicate that the fair value of equity instruments was determined by management based on contemporaneous valuations for April 13, 2006, November 8, 2006 and January 26, 2007 and we have provided the disclosures required by paragraph 182 of the Practice Aid with respect to the valuation of equity instruments on July 25, 2006. We have followed the recommendation in footnote 60 of the Practice Aid and deleted the reference to an independent third party. Footnote 60 of the Practice Aid states the following:

“Disclosure in a registration statement or prospectus filed with the SEC that a valuation was performed by a third party would result in a requirement to provide the written consent of the third party under Securities Act Rule 436 (17 CFR 230.436). However, this Practice Aid recommends disclosure only if the valuation specialist was a related third party. Silence with respect to whether or not the valuation specialist was a related party implies that the valuation specialist was not a related party.”

21.                                 Please revise your disclosures within this section to provide the disclosures described in paragraph 179 and 180 of the Practice Aid.

We have revised the disclosure on page 54 of the Prospectus in response to the Staff’s comment. We note that we will comply with paragraph 180 of the Practice Aid once a price range is disclosed in the Prospectus.

Business, page 55

22.                                 Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

We have revised the disclosure at page 65 of the Prospectus in response to the Staff’s comment.

23.                                 Please advise us of all the countries in which you operate and do business. In the response letter, include a list of all the countries where you have made sales during the most recent three fiscal years and subsequent period.

We have revised the disclosure at page 65 of the Prospectus in response to the Staff’s comment. We further advise the Staff that the Company has derived revenues during the most recent three fiscal years and subsequent period from the following 35 countries: Austria, Belarus, Belgium, Brazil, Canada, Columbia, Costa Rica, the Czech Republic, Denmark, France, Germany, Greece, Hungary, India, Israel, Japan, Latvia, Lebanon, Lithuania, Mexico, the Netherlands, Poland, Portugal, Romania, Russia, Serbia-Montenegro, Slovakia, Slovenia, South Africa, Spain, Switzerland, Ukraine, the United Kingdom, the U.S. and Venezuela.

Intellectual Property and Licenses, page 65

24.                                 To the extent material, please elaborate, in this section or elsewhere, on the intellectual property and/or technology that you license from third parties as well as others. Please discuss whether the third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

The Company respectfully advises the Staff that it does not believe that any individual source of the intellectual property it licenses from third parties is material to its business.

Principal and Selling Stockholders, page 99

25.                                 We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. 1.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the

Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

We have revised the disclosure at page 85 of the Prospectus in response to the Staff’s comment, and will further revise the Registration Statement accordingly with respect to any other selling stockholders prior to distributing a preliminary prospectus. We confirm that none of the selling stockholders is a broker dealer or affiliate of a broker dealer.

Shares Eligible for Future Sale, page 90

26.                                 Disclose the circumstances under which the managing underwriters may shorten or waive the lock-up periods.

We have revised the disclosure at pages 94 and 100 of the Prospectus in response to the Staff’s comment.

Financial Statements

General

27.                                 Your disclosures indicate that you are treating the Claims Services Group as your predecessor. Please confirm that you will include the required predecessor financial statements of the Claims Services Group, as appropriate, in future periodic reports.

The Company confirms that it will include the required predecessor financial statements of the Claims Services Group in its future periodic reports.

Consolidated Statements of Operations, page F-4

28.                                 We note that you do not appear to report a “cost of revenues” line item within your statements of operations. Please tell us how you have complied with Rule 503.2 of Regulation S-X.

The Company acknowledges the staff’s comment and has revised its statements of operations to include cost of revenues in accordance with Rule 5-03.2 of Regulation S-X. The Company has excluded depreciation and amortization from cost of revenues and has so indicated in its statement of operations, based on Staff Accounting Bulletin (SAB) Topic 11, Miscellaneous Disclosures, Topic B, Exclusion of Depreciation and Depletion from Cost of Sales.

Note 2 — Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

29.                                 We note that your disclosures refer to software in describing your arrangements, but it is unclear to us whether you actually deliver software to your customers or how SOP 97-2 applies to your arrangements, if at all. Please clarify for us how software is utilized by your customers in the context of your typical arrangements and explain how you considered the SOP when determining the appropriate revenue recognition model.

We advise the Staff that the Company considers the guidance in SAB Topic 13, Revenue Recognition (SAB 104), AICPA Statement of Position 97-2, Software Revenue Recognition, as amended (SOP 97-2), Statement of Financial Accounting Standard (SFAS) No. 13, Accounting for Leases and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), in accounting for its revenue arrangements. Revenues are recognized only after services and/or products are provided and/or delivered, when persuasive evidence of an arrangement exists, the fee is fixed and determinable, and when collectibility is reasonably assured. We advise the Staff that due to the subscription and transaction fee based nature of the Company’s revenue arrangements, the accounting impact is the same regardless of the revenue recognition model used to evaluate the accounting implications.We have provided a description of typical revenue arrangements we enter into, a discussion of the relevant revenue recognition model and the resulting impact on the Company’s financial statements.

The Company generates more than 95% of its revenue from subscription based contracts (where a monthly fee is charged), transaction-based contracts (where a fee per transaction is charged) and subscription-based contracts with additional transaction-based fees (where a monthly fee and a fee per transaction are charged). The subscription revenue is recognized at the end of each month upon the completion of the monthly service and the transaction fee is recognized upon the delivery of the related service. When the Company is required to perform setup and implementation activities necessary for the client to receive services/software, up-front fees billed during the setup/implementation phase are deferred and amortized on a straight-line basis over the estimated customer life. The amortization of the deferred revenue would commence upon the start of the monthly service. Setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the estimated customer life.

The Company’s multiple element arrangements may include a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction based deliverables. The following two examples, or a subset, are applicable to more than 95% of the Company’s revenue.

Contract A

Contract A includes the Company’s estimating and workflow software delivered as a hosted service for three years for a monthly fee of $10,000, a maintenance fee of $500 per month for three years and a set up fee of $25,000 and the customer has the option to make certain specialized queries at $100 per transaction. For example, when the use of the estimating software indicates that repairing damage to a vehicle may exceed its recoverable value, the customer has the option to request a “Total Loss” Report. This customer query and the resulting creation of the Total Loss Report will generate $100 of revenue for the Company.

Contract A — Revenue Recognition Model

In Contract A, the software deliverables do not meet the criteria set forth in Emerging Issues Task Force (EITF) Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, as such the delivery of software is considered a service. Contract A would be evaluated under EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, to identify the separate units of accounting, if any. Revenue related to such units of accounting would be recognized pursuant to the guidance in SAB 104. The software hosting and maintenance fees of $10,500 are recognized at the end of the month in which the service is provided. The set-up fees of $25,000 are deferred and amortized on a straight-line basis over the estimated customer life. The transaction revenue is recognized upon the completion of the related service. It is noted that EITF Issue 00-21 and SAB 104 do not specifically address an arrangement that combines a subscription-based and transaction-based service deliverable model. However, we have used Scenario No.2 in AICPA Technical Practice Aid (TPA) 5100.76 (excerpted below) issued in connection with SOP 97-2 by analogy to support the Company’s accounting.

Contract B

Same fact pattern as in Contract A, except that the customer has either taken possession of, or has the contractual right to take possession of, the estimating software. The workflow software continues to be hosted.

Contract B — Revenue Recognition Model

In Contract B, if the estimating software is hosted but the customer has the contractual right to take possession of the estimating software, the arrangement meets the criteria set forth in Emerging Issues Task Force (EITF) Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware. It is noted that the workflow software product facilitates the sharing of information/reports generated from the estimating software product. Based on the guidance in EITF Issue No. 03-05, Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software (EITF Issue. No 03-05), all elements in Contract B will be evaluated under the guidance prescribed in SOP 97-2. However, the revenue recognition is identical to Contract A.

30.                                 We note that you enter into multiple-element arrangements and account for these arrangements under EITF 00-21. We further note that your disclosures are general and do not provide any insight as to how the guidance is applied to your arrangements. Please revise your disclosure to provide more robust disclosures that specifically explain how this guidance is applied to your typical multiple-element arrangements. In addition, please ensure that your disclosures specifically explain when the relevant revenue recognition criteria are met for each material source of revenue.

Please refer to our response to comment no. 29. The Company has revised its revenue recognition policy disclosure in response to the Staff’s comment.

Note 11 — Redeemable Preferred and Common Units, page F-24

Securities, page F-24

31.                                 Please describe to us, in detail, the objective evidence that supports your determination of the fair value of the preferred and common units that were issued on April 13 and July 25, 2006. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Also, please tell us whether the third-party valuation was contemporaneous or retrospective.

The Company respectfully advises the Staff that the fair value of the preferred and common units issued on April 13, 2006 was based upon an independent valuation performed by Valuation Research, Inc. (“VRC”). A copy of this report has been included for the Staff’s review. The work performed to complete this valuation was done contemporaneously, the report was issued and dated October 4, 2006 and employed market multiple, discounted cash flow and internal rate of return (“IRR”) methods. The IRR method is based on the Practice Aid. In addition, the Company acquired the Claims Services Group from ADP on April 13, 2006 based on a competitive auction process. Based upon this fact, the Company believes that the enterprise value and aggregate equity values for the Company associated therewith are representative of fair value.

The Company determined that there was no change in the fair value of the common units between April 13, 2006 and July 25, 2006, and therefore used a value of $0.98 per common unit to determine the compensation expense for the rights granted to purchase common units on July 25, 2006. The Company believed that there was no change in fair value between April 13, 2006 and July 25, 2006 due to the following factors:

(1) The relative valuation metrics of the selected comparable publicly traded companies and selected acquisitions of comparable businesses used in VRC’s market multiple method of valuation did not increase during the period from April 13, 2006 to July 25, 2006;

(2) The Company’s financial projections, growth and cash flow forecasts on July 25, 2006 did not change significantly from those used in VRC’s April 13, 2006 discounted cash flows method of valuation;

(3) There were no significant developments at the Company between April 13, 2006 and July 25, 2006, such as significant contract wins that would have impacted relative valuations; and

(4) There were no discussions with external parties regarding the Company’s prospects.

32.                                 Reconcile and explain the differences between the fair values of the equity units at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your stock units up to the filing of the registration statement.

In response to the Staff’s comment, the Company is providing the following information for the Staff’s consideration in connection with the significant factors contributing to the differences between the implied fair value of the common equity units on March 16, 2007, based in part on discussions with the Company’s investment bankers and each of the following prior equity valuation dates: April 13, 2006, July 25, 2006, November 8, 2006 and January 26, 2007.

As explained in the Company’s response to comment 31 above, the valuation determined by management on April 13, 2006 was based primarily upon work performed by VRC, and the valuation determined by management on July 25, 2006 was determined not to have changed from the April 13, 2006 valuation date for reasons listed in the response to comment 31.

For the valuation dates of November 8, 2006 and January 26, 2007, the Company reassessed its determination of the fair value of its common units as of those dates, considering, among other things, the results of subsequent valuation work performed by VRC (reports attached for the Staff’s review as Annex C hereto). The Company attributes much of the increase in value between July 25, 2006 and November 8, 2006 to the following:

•                  in August 2006, the Company acquired a business in the Netherlands;

•                  in September 2006, the Company signed a $8M/year, multi-year contract with a large U.S. insurer; and

•                  in October 2006, the Company revised its financial projections and growth forecasts upward to reflect performance in excess of plans and forecasts during the first quarter of fiscal 2007.

In addition, between July 25, 2006 and November 8, 2006, there was a significant increase in the relative valuation metrics of the selected comparable publicly traded companies and selected acquisitions of comparable businesses used in VRC’s market multiple method of valuation. Further increases in these metrics between November 8, 2006 and January 26, 2007 resulted in the Company again determining that the value of the common units had increased. The Company’s determination of fair value of the common units on January 26, 2007, therefore was based primarily on a contemporaneous third-party fair market value analysis provided by VRC and also on its achievement of financial performance in excess of plan during the second quarter of fiscal 2007.

In addition to each of the above factors, each of the valuation dates prior to March 16, 2007 reflect marketability discounts related to the lack of a public market for the common units. The Company factored this marketability discount into each of its value assessments during this period, but did so in a manner that resulted in smaller marketability discounts in the dates that were closer to the date on which the Company began the process of pursuing an initial public offering.

As discussed in the Company’s response to comment 2 above, the Company’s preliminary estimate of the price range for the Company’s common stock, based in part on discussions with the Company’s underwriters on March 16, 2007, is $5.00 to $7.00. The table below summarizes, for each valuation date, the reconciliation of each valuation to $6.00, which is the midpoint of the Company’s estimated preliminary offering price range. Please note that this preliminary price range assumes that each of the Company’s common units is converted into one share of common stock, and therefore does not reflect the actual rate at which the Company’s common units will convert into common stock. Therefore, for purposes of this analysis, the value of each common unit can be compared to the preliminary estimated value of each share of common stock prior to the effectiveness of the conversion we intend to implement following the pricing of the offering.

Valuation Date	Management determination of common unit value	Difference / Explanation of difference
4/13/06 and 7/25/06	$0.98

Difference of $5.02; time to offering and marketability discount; no IPO discussions with external parties; based upon financial projections that excluded August, September, and October developments; relative valuation metrics of selected publicly traded companies significantly lower than on November 8, 2006.

11/08/06	$4.12	Difference of $1.88; time to offering and marketability discount; increase in value of public company comparables from November 8, 2006 to March 16, 2007.
1/26/07	$5.10	Difference of $0.90; time to offering, marketability discount; financial performance in excess of plan during second quarter of fiscal 2007.

33.                                 It appears to us that you have only issued equity instruments to employees that could result in stock-based compensation prior to the acquisition and on April 13 and July 25, 2006. If our understanding is not correct, or if you have issued such instruments subsequent to your last filing, please provide the information requested in the two preceding comments related to the additional grants.

In addition to the equity issuances dated April 13, 2006 and July 25, 2006, the Company also issued equity instruments to employees on November 8, 2006 and January 26, 2007. In response to the Staff’s comment, we have included information regarding these issuances in our responses to comment 32 above.

34.                                 Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

The Company began preliminary discussions with investment banks regarding a potential offering in September 2006 but did not finalize its decision to pursue an IPO until November 2006. The Company had its first organizational meeting with the underwriters on November 30, 2006. The Company had preliminary discussions with its underwriters regarding potential valuation methodologies and their implications for its valuation given market conditions at the time of the discussions. However, at no point during these discussions did the underwriters provide the Company with an estimated value per common unit.

Based in part on subsequent discussions with the underwriters on March 16, 2007, however, the Company’s current estimate of the price range for the Company’s common stock is $5.00 to $7.00. This preliminary price range assumes that each of the Company’s common units is converted into one share of common stock, and therefore does not reflect the actual rate at which the Company’s common units will convert into common stock. Notwithstanding the foregoing, the underwriters have noted that any projection as to the Company’s public market valuation would be inherently speculative and would be subject to developments in the business as well as changes in market conditions and trading valuations of comparable companies between the time of the discussions and the offering.

Note 15 — Contractual Commitments, Contingencies, and Off-Balance Sheet Arrangements, page F-34

35.                                 We note that you are involved in various disputes and at least one class action lawsuit. Please explain to us how you concluded that specific disclosures related to any of these matters were not necessary under the provisions of SFAS 5.

After consultation with counsel, at the date of the issuance of the financial statements, the Company believed, and currently believes, that it was not and is not probable that an asset has been impaired or a liability has been incurred with respect to any litigation such that the recording of a loss contingency would be required under SFAS 5.

Note 16 — Segment and Geographic Information, page F-35

36.                                 Please tell us what consideration you have given to providing the disclosures required by paragraph 37 of SFAS 131. In this regard, we note that your disclosure on page 59 appears to indicate that you have five product categories.

The disclosure on page 59 of the Prospectus that divides the Company’s products into five categories was included in order to facilitate a cohesive description of the Company’s family of products and services across all of the Company’s geographies. The Company’s management does not assess its performance using the product and service categories described on page 59 of the Prospectus, nor by any other product and/or service category. In practice, the Company’s many different products and services are sold in different geographies containing more, less, or different combinations of features and functionalities tailored to meet the needs of individual customers or customers generally in the markets in which the Company operates. For example, in certain markets, estimating and workflow software is generally sold on a stand-alone basis, while in other markets these products are typically “bundled” with salvage and/or business services. Therefore, any breakdown of revenues by products and/or services require an arbitrary allocation of the proceeds from a bundled arrangement. Such an arbitrary allocation would not be meaningful to investors.

Part II - Information Not Required in Prospectus

Exhibits

Exhibits 10.10 and 10.11

37.                                 Both exhibits make reference to A and B Exhibits, which do not appear attached to the agreements, as indicated therein. Please advise.

The Company has revised Exhibits 10.10 and 10.11 to include exhibit A to each agreement. Exhibit B to each agreement is the Company’s operating agreement, which has been filed as Exhibit 4.4 to Amendment No. 1.

38.                                 Please file the operating exhibit of the LLC pursuant to Item 601 of Regulation S-K.

The Company has filed its operating agreement as Exhibit 4.4 to Amendment No. 1.

Signatures

39.                                 Please refer to Rule 438 of Regulation C and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to include this information.

We acknowledge the Staff’s comment and will promptly amend the Registration Statement upon the nomination or appointment of additional directors in order to disclose the required information and file any required consents.

*              *              *              *

The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers

cc:	Jack Pearlstein
Steven B. Stokdyk